December 8, 2009

Thomas A. Hale, Esq.
Skadden, Arps, Slate, Meagher & Flom, LLP
155 North Wacker Drive
Chicago, Illinois 60606-1720

> Re: Guggenheim Credit Opportunities Fund (the "Fund")
> File Nos. 811-22343, 333-162647

Dear Mr. Hale:

We have reviewed the Fund's registration statement on Form N-2 filed with the Commission on October 23, 2009. We have the following comments.

Outside Front Cover Page

1. Because this is a new registration statement under the Securities Act of 1933 (the "Securities Act") and not a post effective amendment, no reference should be made to acceleration under Section 8(c) of the Securities Act. Please make sure the Fund omits such reference in any pre-effective amendment.

2. Please inform the staff whether the Fund is circulating the Prospectus to potential investors or others before filing a pre-effective amendment. Also, in the paragraph preceding the Table of Contents, please delete the penultimate sentence or revise it to explain that the Fund will update the information in the Prospectus for material changes.

Prospectus

General

3. Please revise the disclosure to delete equivocal language from the Prospectus. In this regard, in describing the Fund's strategies and risks, avoid the use of unclear terms (*e.g.*, "**other** derivative instruments" and "securities in which the Fund may invest, include, **but are not limited to**") and instead fully describe the Fund's investments. (Emphasis added.)

Cover Page

4.   Please advise the staff whether the Financial Industry Regulatory Authority has reviewed and passed upon the terms of the distribution arrangements, including all the compensation payable to the underwriters.

Total Offering Table

5.   Please revise the Table to conform to the column presentation format and content requirements of Item 1.1.g of Form N-2. In particular, please revise the last line item entitled "Proceeds, after expenses, to the Fund," to state "Proceeds to the Fund." Also, delete the line item, "Estimated offering expenses," and include information in this line item in a footnote appended to the Table's "Proceeds to the Fund" line item. *See* Item 1.1.g of Form N-2 and Instruction 6 thereto.

6.   The Table's second footnote states, "[t]he Manager has agreed to pay from its own assets a structuring fee to []." Please advise the staff in your response letter whether Claymore Advisers, LLC (the "Manager" or the "Adviser") may pay this fee from its own legitimate profits under the investment management agreement with the Fund.

7.   Please clarify the disclosure in the Table's second and third footnotes stating that compensation to the underwriters will be contingent upon the Fund's offering costs.

Financial Leverage

8.   Please disclose that the common shareholders will bear all offering costs associated with the Fund's use of financial leverage (*i.e.*, issuance of debt or preferred shares) and disclose the anticipated amount of leverage in the upcoming year. Also, disclose that if the Fund borrows or issues debt securities for financial leveraging, the rights of common shareholders will be subordinate to all such "Indebtedness" of the Fund. Also, please make these disclosures in the "Financial Leverage" section of the "Prospectus Summary."

9.   This section states, "[t]he Fund expects to employ leverage through the issuance of senior securities represented by indebtedness, including . . . by the Fund of notes, commercial paper or **other forms of debt**. . . ." (Emphasis added.) Please disclose these "other forms of debt."

Forward-Looking Statements

10.   Please disclose in plain English that, as an investment company, the Fund cannot rely on the safe harbor for forward-looking statements under Section 27A of the Securities Act.

Prospectus Summary

The Offering

11.   The last sentence of this section states, "[t]he Manager has agreed to pay (i) all of the Fund's . . . offerings costs of the Fund (other than sales load) that exceed $0.04 per common share. *See* 'Underwriting.'" Please clarify whether the 4 cents is calculated based on the base amount of shares or includes the over allotment.

Investment Policies and Investment Portfolio

12.   It appears that certain instruments, which are summarized in the "Special Risk Considerations" section, have not been summarized in this portion of the document (*e.g.*, TARP, Synthetic Investment Risks). Please confirm to the staff that all material investments are summarized in this section or revise the document accordingly.

13.   If applicable, please disclose that the Fund's 80% policy as described in the first paragraph of this section is fundamental and may not be changed without shareholder vote. If the policy is not fundamental, please disclose that the Fund will notify shareholders prior to changing the policy and state how far in advance of a change the notification will be provided to shareholders (*e.g.*, 60 days prior notification).

14.   Please disclose how the Fund defines a foreign issuer.

15.   With respect to the Fund's investments in debt securities, please disclose the types of principal and interest rate payments (*e.g.*, fixed, and/or variable).

16.   This section states, "[t]he Fund may invest up to [30%] of its total assets in Investment Funds that **primarily hold** (directly or indirectly) investments in which the Fund may invest directly, of which amount up to [20%] of its total assets may be invested in Investment Funds that are registered as investment companies ('Registered Investment Funds') under the Investment Company Act of 1940, as amended (the '1940 Act')." (Emphasis added.) Please clarify that these "Investment Funds" must invest at least 80% of their total assets, or net assets plus borrowings for investment purposes, in "credit securities," as the Fund defines that term in the Prospectus. Also, please clarify that the Investment Funds that are not registered under the 1940 Act are commonly known as "hedge funds."

17.   This section states:

        The Fund may also invest in swaps, including credit default, total return, index
        and interest rate swaps, and may obtain investment exposure to securities in
        which the Fund may invest directly through the use of derivate instruments

> (including swaps, options, forwards, notional principal contracts, customized derivative instruments or other financial instruments) to replicate, modify or replace the economic attributes associated with an investment in such securities (including interests in Investment Funds). To the extent that the Fund invests in structured products, derivatives or Investment Funds with economic characteristics similar to credit securities, **the value of such investments** will be counted as credit securities for purposes of the Fund's policy of investing at least 80% of its Managed Assets in credit securities. (Emphasis added.)

Please disclose what percentage of the Fund's total assets will be invested in these derivative substitutes. Also, if and when the Fund invests in "structured products, derivatives or Investment Funds with economic characteristics similar to credit securities", disclose how closely those instruments must resemble the "credit securities" in which the Fund normally invests. For example, discuss how the performance and risk characteristics of the derivatives differ or vary from the credit securities for which they are a substitute. Will the derivatives have a positive or inverse performance correlation? In addition, please confirm in your response letter that "value" as quoted above means value as carried on the Fund's books and not notional value.

18.   If applicable, clarify that the Fund will invest in derivative instruments for speculative purposes and disclose all applicable risks.

Financial Leverage

19.   The Prospectus states that the Fund may employ leverage up to the maximum permitted under the 1940 Act. In terms of a percentage of total assets, please disclose the maximum amount of leverage the Fund may employ using preferred stock. Also disclose the maximum amount of leverage the Fund may obtain using reverse repurchase agreements.

20.   The last paragraph of this section states:

> Common Shareholders bear the portion of the investment advisory fee attributable to the assets purchased with the proceeds of Financial Leverage, which means that Common Shareholders effectively bear the entire advisory fee. Any issuance of Indebtedness and the parameters for the Fund's use of leveraging portfolio transactions must be approved by the Board of Trustees of the Fund (the 'Board of Trustees').

Please disclose that, for purposes of the advisory fee, Financial Leverage not only includes indebtedness, such as traditional borrowings by the Fund or the issuance of debt securities, but also includes the issuance of preferred securities and the proceeds from the engaging in leveraging portfolio transactions or any other form of Financial Leverage.

Also, if the Fund may issue preferred securities, please revise the definitions of indebtedness and/or Financial leverage on the Cover Page.

21.   Please include a "Conflict of Interest" section in the summary and explain that the advisory fee based on managed assets creates an incentive for the Manager to leverage the Fund because leveraging increases the advisory fee. Please disclose this conflict and how the Fund or its Board will oversee it. Also disclose that, if the costs of leveraging exceed the return on the investments, the Fund will lose money and that leveraging exacerbates or magnifies the volatility of net asset value and returns.

Management of the Fund

22.   This section discloses the advisory fee and that it is based on "Managed Assets." The Prospectus states that Managed Assets "shall include assets attributable to Financial Leverage of any kind, including, without limitation, borrowing (including through a **credit facility**, the issuance of debt securities or the purchase of residual interest bonds), the issuance of preferred securities, the reinvestment of collateral received for securities loaned in accordance with the Fund's investment objectives and policies, and/or any other means." (Emphasis added.) Please clarify whether the Fund has selected a particular credit facility. If not, is there a proposed facility? Will the Fund pledge any assets to the lender under the credit facility?

23.   Please disclose here, or later in the Prospectus, how the Fund will calculate the amount of leverage obtained from residual interest bonds and "any other means" of financial leverage when determining the advisory fee. We note that Section 15 of the 1940 Act requires an advisory contract to describe specifically the terms of an advisor's compensation. Please describe with specificity how the compensation will be determined for every form of leveraging that may be employed by the Fund.

24.   Further, with regard to residual interest bonds, please clarify in an appropriate section of the Prospectus whether the Fund only will purchase residual interest bonds, or participate in the sale of residual interest bonds or money market securities, commonly known as tender option bonds. Please disclose the limits, if any, on the amount of assets the Fund may invest in residual interest bonds. Please disclose the nature of residual interest bonds, who issues them, and the risks of investing in the bonds. Please disclose that the Fund will segregate liquid assets equal in value to the amount of the floating rate or money market securities issued by the special purpose trust, and that the securities will not include the municipal security deposited into the special purpose trust.

Distributions

25.   In the first paragraph, the second sentence states, "[i]n addition, the Fund intends to distribute any net long-term capital gains to Common Shareholders as long-term capital gain dividends **at least annually**." (Emphasis added.) Please advise the staff if the Fund anticipates that these distributions will occur more frequently than annually.

Special Risk Considerations

No Operating History

26.   This paragraph states that the Fund is "diversified." Please rectify this disclosure with other information in the Prospectus stating that the Fund is "non-diversified." Also, if applicable, add a non-diversification risk section to the Prospectus.

Senior Loan Risk

27.   Please clarify how senior loans are originated and sold. For example, will the Fund: originate senior loans, purchase them from the originator, participate in the syndication or marketing of the loans, or acquire them from third parties? Please disclose the material risks associated with how the Fund invests in senior loans. Also, this section mentions that the Fund may acquire "Uncollateralized Senior Loans." Please clarify the meaning of this term. Is such a loan really a senior loan? To what degree is it senior to all other debt of the issuer?

Second Lien Loans Risk

28.   Please clarify how a "second lien" can be unsecured.

Structured Products Risk

29.   Please disclose whether the instruments described in this section include low grade or defaulted loans or securities as collateral (*i.e.*, repackaged junk). Disclose all material risks associated with investing in these products. Please advise the staff how the issuer of such securities is excepted from the definition of an investment company or exempted from the provisions of the 1940 Act.

Risks Associated with Risk-Linked Securities ("RLS")

30.   Please clarify why the Fund is investing in RLS (*e.g.*, hedging and/or speculative purposes). Also, if applicable, disclose that RLS will be part of the 80% investment basket or if not, then the percentage of the Fund's total assets that may be invested in them.

<u>Below Investment Grade Securities</u>

31.   Please disclose what percentage of the Fund's total assets may be invested in these securities.

<u>Risks Associated with Covered Call Option Writing</u>

32.   Please disclose what percentage of the Fund's total assets may be invested in covered call options.

<u>TALF, TARP, PPIP and Other Government Program Risks</u>

33.   The last paragraph states, "[p]articipation in such programs may expose the Fund to **additional risks** and may limit the Fund's ability to engage in certain of the investment strategies or transactions described in this Prospectus or in the SAI." Please disclose these additional risks.

<u>Strategic Transactions Risk</u>

34.   The first paragraph states, "[t]he Funds may engage in various other portfolio strategies. . . ." Please disclose each material strategy.

<u>Senior Loan Based Derivative Risk</u>

35.   The first paragraph states, "[t]he Fund may invest in a derivative instrument known as a Select Aggregate Market Index ('SAMI'), which consists of a basket of credit default swaps whose underlying reference securities are a basket of Senior Loans." Please disclose whether these instruments are sold in private transactions. Does a SAMI represent a pooled ownership interest, or is it a direct ownership of the underlying credit default swaps?

<u>Summary of Fund Expenses</u>

36.   Please affirmatively disclose that the Fund will not in the first year of operations utilize Financial Leverage in an amount exceeding 33 1/3% of the Fund's total assets (including the proceeds of such Financial Leverage) assumed in the calculation of expenses in the fee table.

<u>Shareholder Transaction Expenses</u>

37.   Please revise the second line item to read, "Offering expenses borne by the common shareholders of the Fund."

Annual Expenses

38.   Please revise the third line item to read, "Acquired Fund Fees and Expenses" ("AFFE").

39.   If SAMIs and other pooled vehicle investments rely upon Sections 3(c)(1) or 3(c)(7) of the 1940 Act, please revise footnote three to state that the indirect costs of these instruments are included in the AFFE line item.

40.   Please define the term "Acquired Investment Funds" appearing in footnote three. Also, clarify that AFFE applies to the Fund's investments in both registered and unregistered investment companies.

41.   Given that the Fund will most likely leverage, please explain to the staff why the "Annual Expenses" presentation in footnote five is appropriate.

Use of Financial Leverage

42.   This section states, "[t]he aggregate amount of Financial Leverage, if any, is not expected to exceed 33 1/3% of the Fund's total assets after such issuance; however, **the Fund may utilize Financial Leverage up to the limits imposed by the 1940 Act**." (Emphasis added.) Please disclose the Financial Leverage limits imposed by the 1940 Act, including a discussion of leveraging by preferred and reverse repurchase agreements.

Indebtedness

43.   If appropriate, please include a discussion of preferred shares in this section.

44.   If appropriate, in the first paragraph's second sentence, please change the phrase "commercial paper or notes," to the word "debt."

Other Portfolio Transactions

45.   Both reverse repurchase agreements and dollar roll transactions have the economic effect of a borrowing. Does the Fund include its investments in these two instruments when calculating its debt for purposes of the 33 1/3 percent limitation? If not, what is the amount of borrowing, as a percentage of total assets that the Fund may invest in each of these instruments?

Management of the Fund

46.   Please add a "Conflict of Interest" section and disclose in detail the Adviser's incentive to leverage the Fund's assets. Disclose what measures, if any, the Board of Trustees has adopted to monitor the Advisor's actions with respect to this conflict of interest.

Net Asset Value ("NAV")

47.   This section states that the Fund calculates its NAV as of the close of business, usually 5:00 p.m. Eastern time. . . ." Given that many domestic trading markets close prior to 5:00 p.m., disclose how the Fund can monitor all post closing announcements when calculating NAV.

48.   The last paragraph states, "[v]aluations provided by Investment Funds may be subject to subsequent adjustments by the Fund . . . ." Please explain to the staff how this valuation procedure operates. In particular, how long may this adjustment period last (*i.e.*, when is the final NAV determined)? If NAV is adjusted downwards, does the Advisor or other service providers pay back advisory fees to the Fund?

Underwriting

49.   After the second paragraph in this section, please add a heading reading, "Additional Compensation to the Underwriters." Also, file the contract for the "structuring fee" as an exhibit to the registration statement. In addition, disclose the services provided to the Adviser and/or Fund under that contract.

50.   This section states, "[t]he total amount of the underwriter compensation payments described above will not exceed   % of the total public offering price of the Common Shares offered hereby." Please clarify that that amount includes the additional compensation paid by the Adviser.

Statement of Additional Information

Investment Restrictions

51.   Under the third restriction, "tax-exempt securities of state and municipal governments or their political subdivisions," are excepted from the 25% concentration limitation. Either delete the section quoted above from the restriction, or exclude from the exception securities backed by the same source of revenue (*e.g.*, hospital bonds, tobacco settlement bonds). Also, revise the phrase reading "any particular industry," to "any particular industry or group of industries."

52.   In the sixth restriction, please disclose what "may otherwise be permitted by applicable law."

<u>Closing</u>

We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendment.

Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate that fact in a supplemental letter and briefly state the basis for your position.

Please inform the staff of the information the Fund proposes to omit from the final pre-effective amendment pursuant to Rule 430A under the Securities Act.

Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with the registration statement.

You should review and comply with all applicable requirements of the federal securities laws in connection with the preparation and distribution of a preliminary prospectus.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in these filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the Fund requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

The Fund is responsible for the adequacy and accuracy of the disclosure in the filing;

Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

The Fund may not assert the action as a defense to any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

Should you have any questions regarding this letter, please contact me at (202) 551-6974.

Sincerely,

Kimberly A. Browning
Senior Counsel
Office of Disclosure and Review